SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2010

Commission File Number 0-28800

DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of April 2010, incorporated by reference herein:

Exhibit

99.1   Release dated April 13, 2010, entitled "BLYVOOR PROVISIONAL JUDICIAL MANAGEMENT ORDER LIFTED".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 13, 2010   By: /s/ Themba Gwebu
                                            Name: Themba Gwebu
                                            Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY

("DRDGOLD" or "the Company")

BLYVOOR PROVISIONAL JUDICIAL MANAGEMENT ORDER LIFTED

'Once again, a successful concern'

Johannesburg, South Africa. 13 April 2010. DRDGOLD announced today that the High Court of South Africa has agreed to lift, with immediate effect, the provisional judicial management order in place in respect of the Company's 74%-owned subsidiary, Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") since 10 November 2009.

DRDGOLD CEO Niël Pretorius, in the Company's application to the court for the lifting of the provisional judicial management order, pointed out that:

- for the period November 2009 to February 2010, Blyvoor has traded at an unaudited profit of R33 578 400;

- trade creditors at the time when the provisional judicial management order was granted have been reduced from R39 million to R2.17 million;

- monthly production of gold has increased from 272kg to 315kg;

- the gold price has increased from R240 000/kg to R265 000/kg.

Pretorius added that the four judicial managers appointed by the court supported its application for the lifting of the provisional judicial management order, on condition that DRDGOLD's provision of a R15 million facility to Blyvoor, available from November 2009 but not accessed, remains in place.

"The provisional judicial management of Blyvoor has been a success; the Company is able to pay its debts as and when they fall due for payment; it has turned the corner and is, once again, a successful concern," Pretorius said.

DRDGOLD applied for and was granted the provisional judicial management order in November 2009 following several months of increasing operational and financial stress experienced by Blyvoor as a consequence of:

- a series of seismic events during May 2009 which caused a substantial drop in mining production;

- a 33% rate increase imposed by power utility Eskom during July 2009;

- a protracted labour strike; and

- a sharp decline in the gold price between February and May 2009, from R317 000/kg to R240 000/kg.

The financial information provided in this announcement has not been reviewed or reported on by the Company's auditors.

13 April 2010

Queries:

South Africa & North America
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398 (mobile)

Sponsor
One Capital

For more information, please visit www.drdgold.com